February 28, 2012

John Hartz
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE:    Cardinal Ethanol, LLC
Form 10-K for the Year Ended September 30, 2011
Filed December 13, 2011
File No. 0-53036

Dear Mr. Hartz,

We are in receipt of your letter dated February 2, 2012 providing comments on our Form 10-K for the year ended September 30, 2011. We reviewed your comments and the purpose of this letter is to provide our responses to your comments. In order to facilitate your review of our responses, set forth below is each of your comments in chronological order immediately followed by our response.

Form 10-K for the Year Ended September 30, 2011

General

1.    Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

RESPONSE: Where a comment below requests additional disclosures or other revisions to be made, we have shown or described to you in our supplemental response what the revisions will look like. We understand that these revisions should be included in our future filings.

Critical Accounting Estimates, page 30

2.    To the extent that any of your long-lived assets or asset groups have estimated fair values that are not substantially in excess of the carrying values and to the extent that the asset amounts, in the aggregate or individually, could materially impact your operating results, please provide the following disclosures in future filings:

•	The percentage by which fair value exceeds the carrying value;

•	A description of the assumptions that drive the estimated fair value;

•
A discussion of the uncertainty associated with the key assumptions. For example, to the extent that you have included assumptions in your discounted cash flow model that materially deviates from your historical results, please include a discussion of these assumptions; and

•	A discussion of any potential events and/or circumstances that could have a negative effect to the estimated fair value.

If you have determined that the estimated fair value substantially exceeds the carrying value for all of your long-lived assets or asset groups, please disclose this determination. Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the SEC's Codification of Financial Reporting Policies for guidance.

RESPONSE: We have determined that our long-lived assets or asset groups have estimated fair values that are are substantially in excess of the carrying values. As such, the suggested disclosures for our future filings related to the material impact of the asset amounts on our operating results are not relevant. However, we will revise the relevant paragraph in our Critical Accounting Estimates as follows:

We carry our long-live assets at the original acquisition cost as required by current generally accepted accounting principals. Due to business conditions and the business environment in which our industry operates, the fair market value of those assets could, theoretically, fall below the amount which we carry them in our financial statements. In such cases, those assets would be known as impaired. Thus, we periodically perform an assessment of the fair value of these assets. Given the significant assumptions required and the possibility that actual conditions will differ, we consider the assessment of the useful lives of property and equipment to be a critical accounting estimate. Our assessment shows us that the fair value of our long-lived assets as a group is substantially in excess of its carrying value.

Contractual Cash Obligations, page 34

3.    Please revise your table of contractual cash obligations to include the payments you are obligated to make under your interest rate swap agreement. Because the table is aimed at increasing transparency of cash flow, we believe these payments should by included in the table. If you have already included these amounts in the long-term debt obligations line item, please revise your disclosure to clarify this. Please also disclose any assumptions used to derive estimated payments under your interest rate swap agreement.

RESPONSE: We have already included these amounts in the long-term debt obligations line item and will revise our table of contractual cash obligation in future filings to clarify that as follows:

Contractual Cash Obligations

In addition to our long-term debt obligations, we have certain other contractual cash obligations and commitments.  The following tables provide information regarding our contractual obligations and approximate commitments as of September 30, 2011:

	Payment Due By Period
Contractual Cash Obligations	Total	Less than One Year	One to Three Years	Three to Five Years	After Five Years
Long-Term Debt Obligations	$59,613,252	$12,640,976	$46,972,276	$—	$—
Operating Lease Obligations	2,243,394	1,084,800	1,158,594	—	—
Purchase Obligations	29,377,687	28,077,715	1,299,972	—	—
Total Contractual Cash Obligations	$91,234,333	$41,803,491	$49,430,842	$—	$—

The long-term debt obligations in the table above include both principal and interest payments, and payments on the interest rate swap agreement at the interest rates applicable to the obligations as of September 30, 2011. These long-term debt obligations exclude interest payments on the line of credit.

General

4.    We note your presentation of comprehensive income on page 56. FASB ASC 220-10-45-8 requires a statement of comprehensive income that is displayed with the same prominence as your other financial statements. As such, please present your statement of comprehensive income within (1) your statements of operations, (2) your statements of changes in members' equity, or (3) as a separate financial statement. Please revise accordingly.

RESPONSE: We have revised our statements of operations to include the statement of comprehensive income as required by FASB ASC 220-10-45-8. We made this change effective with our quarterly report on Form 10-Q filed for the period ended December 31, 2011.

Note 1 - Summary of Significant Accounting Policies, page 44

5.    Please disclose in your footnotes the nature of the restrictions on restricted cash, including the length of time the cash is restricted and tell us what consideration you gave to presenting restricted cash as a non-current asset on the face of your balance sheets.

RESPONSE: We have revised our Summary of Significant Accounting Policies to add the following paragraph. We made the following change effective with our quarterly report on Form 10-Q filed for the period ended December 31, 2011:

Restricted Cash

As a part of its commodities hedging activities, the company is required to maintain cash balances with our commodities trading companies for initial and maintenance margins on a per futures contract basis. Changes in the market value of contracts may increase these requirements. As the futures contracts expire, the margin requirements also expire. Accordingly, we record the cash maintained with the traders in the margin accounts as restricted cash. Since the futures contract are scheduled to expire within twelve months, we consider this restricted cash to be a current asset.

6.    Please disclose the types of expenses that you include in the cost of goods sold line item and the types of expenses that you include in the general and administrative expenses line item. Please also disclose whether you include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of your distribution network in the cost of goods sold line item. With the exception of warehousing costs, if you currently exclude a portion of these costs from cost of goods sold, please disclose:

•	in a footnote the line items that these excluded costs are included in and the amounts included in each line item for each period presented, and

•
in MD&A that your gross margins may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in cost of goods sold and others like you exclude a portion of them from gross margin, including them instead in a line item such as general and administrative expenses.

RESPONSE: Because we currently include the costs of our distribution network in the cost of goods sold line item, the suggested disclosures regarding exclusion of these costs are not relevant. However, we will revise our Summary of Significant Accounting Policies to add the following paragraphs:

Cost of Goods Sold

We include corn procurement costs including inbound freight, warehousing, inspection and hedging costs in our cost of goods sold. We also include ethanol and co-product conversion costs such as costs of denaturant, chemicals, natural gas and other utilities, wages and benefits, repairs and maintenance, other production costs and an allocation for production related depreciation in cost of goods sold.

General and Administrative Expenses.

General and administrative costs are administrative and non-production related costs of running the business. These include executive and administrative salaries, wages and benefits, advertising, insurance, taxes, fees, subscriptions and other similar expenses. We include an allocation for depreciation related to non-production long-lived assets in this category. Also included is amortization of financing costs incurred prior to the start of operations.

7.    Please disclose the line item(s) in which you include depreciation and amortization. If you do not allocate a portion of your depreciation and amortization to cost of goods sold, please also revise your presentation to comply with SAB Topic 11 :B, which would include revising the cost of goods sold title and removing the gross profit subtotal throughout the filing.

RESPONSE: We currently allocate a portion of our depreciation and amortization to cost of goods sold. In our response to comment 6 above, we have shown how we will revise our Summary of Significant Accounting Policies to disclose where we allocate those items. Because we currently allocate a portion of our depreciation and amortization to cost of goods sold, the suggested revisions to our presentation are not relevant.

Property, Plant, and Equipment, page 44

8.    The range of useful lives for your plant and equipment of ten to forty years is very broad. Please breakout the plant and equipment category into smaller components and disclose the range of useful lives for each revised category. For categories that still have very broad useful lives, please consider separately discussing the types of assets that fall in each part of the range.

RESPONSE: We will revise our Summary of Significant Accounting Policies as follows:

Property, Plant and Equipment

Property, plant, and equipment are stated at cost. Depreciation is provided over estimated useful lives by use of the straight line depreciation method. Maintenance and repairs are expensed as incurred; major improvements and betterments are capitalized. Depreciation is computed using the straight-line method over the following useful lives:

Land improvements	15-20 years
Office building	15-40 years
Office equipment	5 years
Process and grain handling equipment	10-20 years
Plant buildings	15-40 years

In connection with the Company's response to the comments contained in the Commission's letter dated February 2, 2012, the Company's management hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ William Dartt

William Dartt
Chief Financial Officer